August 7, 2015

Via Edgar

John Reynolds

Assistant Director

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Foresight Energy LP
Registration Statement on Form S-3
Filed July 1, 2015
File No. 333-205438

Dear Mr. Reynolds:

This letter sets forth Foresight Energy LP’s (the “Partnership”) responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or the “SEC”) set forth in your letter dated July 23, 2015 (the “Comment Letter”), regarding the above referenced Registration Statement on Form S-3 (the “Registration Statement”). The Partnership has also revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which reflects these revisions.

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraph in the Comment Letter and is restated in italics prior to the response to such comment. Capitalized terms used and not defined have the meanings given in Amendment No. 1. Page and caption references in the text of this letter correspond to pages and captions in Amendment No. 1 unless stated otherwise.

General

1.	We note your disclosure on page 11 that you may offer senior debt securities issued under a senior indenture any you may offer subordinated debt securities issued under a subordinated indenture. Please file the forms of these indentures as exhibits. See Trust Indenture Act Compliance and Disclosure Interpretation, Section 201.02, available at http://www.sec.gov/divisions/corpfin/guidance/tiainterp.htm.

Response: The Partnership acknowledges the SEC’s comment and advises the Staff that the Partnership has filed the form of senior indenture and the form of subordinated indenture as Exhibit 4.2 and Exhibit 4.3, respectively.

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The Partnership hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Partnership may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request the Staff contact Oscar Martinez, our Chief Financial Officer, at (314) 932-6102 or oscar.martinez@foresight.com with any questions or comments regarding this letter.

Sincerely,

/s/ Robert D. Moore
Robert D. Moore
Chief Executive Officer and President

cc:	Oscar Martinez (Foresight Energy LP)

Rashda M. Buttar (Foresight Energy LP)

William J. Miller (Cahill Gordon & Reindel LLP)

Kimberly C. Petillo-Décossard (Cahill Gordon & Reindel LLP)

E. Ramey Layne (Vinson & Elkins LLP)